UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number   000-27574

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q	☐ Form N-SAR

For Period Ended March 31, 2014

☐ Transition Report on Form 10 K	☐ Transition Report on Form 10 Q

☐ Transition Report on Form 20 F	☐ Transition Report on Form N SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

RADIOIO, INC.
(Full Name of Registrant)

Not Applicable
Former Name if Applicable

475 Park Avenue South, 4th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10016
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

On March 12, 2014, the Securities and Exchange Commission (the “SEC”) notified Radioio, Inc. (the “Company”) that the Public Company Accounting Oversight Board had revoked the registration of Patrick Rodgers, CPA, PA, the Company’s former independent registered public accounting firm, effective March 6, 2014.  As Patrick Rodgers, CPA, PA had audited the Company’s consolidated financial statements for the year ended December 31, 2012, the SEC has required the Company to arrange for another independent registered public accounting firm to re-audit such consolidated financial statements, which are required to be included in the Company’s annual report on Form 10-K for the year ended December 31, 2013.  As a result, management of the Company was required to devote its attention and resources to the re-audit of the consolidated financial statements for the year ended December 31, 2012, and was consequently unable to obtain the business information necessary to complete the preparation of the Company’s financial statements and notes thereto to be included in the quarterly report on Form 10-Q for the three months ended March 31, 2014.  Such information is required in order to prepare a complete filing.  As a result of this delay, the Company is unable to file its quarterly report on Form 10-Q within the prescribed time period without unreasonable effort or expense.  The Company’s quarterly report on Form 10-Q is expected to be filed on or before the 5th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Zachary McAdoo	(212)	486-3364
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☐ Yes ☒ No

The Company has not yet filed its annual report on Form 10-K for the year ended December 31, 2013. On March 12, 2014, the SEC notified the Company that the Public Company Accounting Oversight Board had revoked the registration of Patrick Rodgers, CPA, PA, the Company’s former independent registered public accounting firm, effective March 6, 2014. As Patrick Rodgers, CPA, PA had audited the Company’s consolidated financial statements for the year ended December 31, 2012, the SEC has required the Company to arrange for another independent registered public accounting firm to re-audit such consolidated financial statements, which are required to be included in the Company’s annual report on Form 10-K for the year ended December 31, 2013. This audit is nearing completion.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RADIOIO, INC.
(Name of registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2014	By:	/s/ Zachary McAdoo
Zachary McAdoo
Chairman, President, Chief Executive Officer and Chief Financial Officer